unaxis

82-34643

RECEIVED

2005 AUG 15 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

05010433

Date August 09, 2005
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis balzers Leybold vacuum Contraves

Media release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, August 9, 2005 – Referring to the disclosure notice published in the Swiss Official Commercial Gazette of June 1, 2005, Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Vienna, Austria, has announced that its shareholders (indirect holding) are now as follows:

- 33% M.U.S.T. Privatstiftung, Tokiostrasse 11/3/36, 1220 Vienna, Austria
- 33% RPR Privatstiftung, Herrengasse 2-4, 1010 Vienna, Austria
- 33% Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

These three foundations thus own indirect interests in Unaxis Holding AG.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.